Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Landcadia Holdings IV, Inc. on Form S-1 of our report dated February 12, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Landcadia Holdings IV, Inc. as of January 31, 2021 and December 31, 2020 and for the period from January 1, 2021 through January 31, 2021 and the period from August 13, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Hartford, CT

February 12, 2021